UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 15

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FIBERSTARS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

315 662 10 6

(CUSIP Number)

ADLT Class 7 Liquidating Trust
Bridge Associates, LLC, Trustee
747 Third Avenue
Suite 32A
New York, New York 10017
(212) 207-4710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 315 662 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ADLT Class 7 Liquidating Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer
No change is being reported.

Item 2.	Identity and Background
No change is being reported

Item 3.	Source and Amount of Funds or Other Consideration
No change is being reported.

Item 4.	Purpose of Transaction

On June 10, 2004, the ADLT Class 7 Liquidating Trust (the “Trust”) sold 541,011 shares of the issuer’s common stock to private equity investors pursuant to a Stock Purchase Agreement, dated June 4, 2004.  The shares of the issuer that were sold by the Trust were not registered in reliance on the so-called “Section 4(1-1/2)” exemption under the Securities Act of 1933.  However, the issuer has agreed to register these shares for resale in accordance with its obligations to the Trust, and the Trust’s transferees, pursuant to the Second Amended and Restated Investor Agreement (the “Investor Agreement”).

As a result of this transaction, the Trust does not beneficially own any shares of the issuer’s common stock.

Item 5.	Interest in Securities of the Issuer
(a) - (b) The Trust does not beneficially own any shares of the issuer’s common stock. This represents 0.0% of the Issuer’s common stock outstanding as of date of this statement.
(c) No change is being reported.
(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Trust sold 541,011 shares of the issuer’s common stock to private equity investors pursuant to a Stock Purchase Agreement, dated June 4, 2004.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Name

99.1	Stock Purchase Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2004

ADLT CLASS 7 LIQUIDATING TRUST

By: Bridge Associates, LLC, trustee

By:	/s/ Jean FitzSimon
Jean FitzSimon
Authorized Signatory